SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               S C H E D U L E 13D


                    Under the Securities Exchange Act of 1934

                                  UNICORP, INC.

                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)


                                      None

                                  (CUSIP Number)


                                    Copy to:

                             M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                                Houston, TX 77056
                            Telephone (713) 961-2696
                            Facsimile (713) 961-1148

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                FEBRUARY 8, 2002

              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  None


(1)  Name  Of  Reporting  Person

     Louis  G.  Mehr

(2)  Check the Appropriate Box if a Member of a Group*

     (a)  /  /
     (b)  /  /

(3)  SEC  Use  Only


(4)  Source  of  Funds.

     PF

(5)  Check  Box  if  Disclosure  of  Legal  Proceedings  is  Required  /  /

(6)  Citizenship  or  Place  of  Organization

     US

Number  of  Shares               (7)  Sole  Voting  Power             474,589
Beneficially  Owned              (8)  Shared  Voting  Power                 0
By  Each  Reporting              (9)  Sole  Dispositive  Power        474,589
Person  With                     (10) Shared  Dispositive  Power            0


(11) Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person.

     474,589

(12) Check  if  the  Aggregate  Amount  in  row  (11)  Excludes  Certain Shares.

     /  /

(13) Percent  of  Class  Represented  by  Amount  in  Row  (11).

     95.1%

(14) Type  of  Reporting  Person.

     IN


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                                  SCHEDULE 13D

Item  1.  Security  and  Issuer.

     This statement relates to the shares of common stock, $.001 par value ("Shares") of Unicorp, Inc. (the "Company"). The address of the Company is One Riverway, Suite 1700, Houston, TX 77056. This Schedule 13D is being filed because of certain acquisitions of Common Stock set forth in Item 3 below.

Item  2.  Identity  and  Background.

          (a)  Louis  G.  Mehr
          (b)  1907  Tarpley
               Katy,  Texas  77493
          (c)  Sole Director and President, Unicorp, Inc.; and other information required  by  this  Item  (c)  are  furnished  in  Item  1.
          (d)  During  the  last  five years, the reporting person identified in this Item 2 has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  US  citizen

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     On February 8, 2002, Louis G. Mehr acquired control of Equitable Assets Incorporated, a Belize corporation, the principal shareholder of Registrant (the "Principal Shareholder") in connection with the exercise of a security interest pursuant to which Mehr acquired control of Equitable. The security interest secured payment of $450,000 owed to Mehr by Equitable. Mehr holds 100% of the outstanding shares of Equitable Assets Incorporated. Equitable Assets holds 474,589 shares of Registrant's "unregistered" and "restricted" common stock (approximately 95.1% of the outstanding shares). Prior to this transaction, Mehr owned no shares in Registrant. No part of the purchase price for any of these shares is or was represented by borrowed funds.

Item  4.  Purpose  of  Transaction.

     Mehr acquired the Shares in a private transaction solely for the purpose of investment. Depending on various factors which he deems relevant, the Reporting Person may change any of his intentions, acquire additional securities of the Issuer, or sell or otherwise dispose of all or any part of the securities beneficially owned by him, or take any other action with respect to the Issuer or any of its equity securities in any manner permitted by law.

     In connection with the change in control of Registrant, the Registrant relocated its principal executive offices to 1907 Tarpley, Katy, Texas 77493, Mr. Mehr's residence.

     Except as may otherwise be disclosed herein or in prior filings relating to the spin-off of Unicorp's inactive subsidiaries or actions authorized or approved by the shareholders by written consent on July 1, 2001 or effected prior hereto, Mehr, in his capacity as a beneficial owner of the Shares is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Issuer or any of its subsidiaries; (d) any change in Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any material change in Issuer's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Issuer by any person; (h) causing any class of securities of Issuer to be delisted; (i) Issuer common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerated above.

Item  5.  Interest  in  Securities  of  the  Issuer.

          (a) Mehr indirectly owns 474,589 Shares representing in the aggregate approximately 95.1% of the total outstanding Shares of Issuer. Mehr holds 100% of the outstanding shares of Equitable Assets Incorporated. Equitable Assets holds 474,589 shares of Registrant's "unregistered" and "restricted" common stock (approximately 95.1% of the outstanding shares).

          (b)
               (i)   Sole  power  to  vote  or  direct  the  vote:  474,589

               (ii)  Shared  power  to  vote  or  direct  the  vote:
                     None

               (iii) sole  power  to  dispose  or  direct  the  disposition  of:
                     474,589

               (iv)  shared  power  to  dispose  or  direct  the disposition of:
                     None.

          (c)  None.

          (d)  Not  Applicable.

          (e)  Not  Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item  7.  Material  to  be  filed  as  Exhibits.

          None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     February  20,  2002               /S/  Louis  G.  Mehr
                                                 LOUIS  G.  MEHR


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